

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 5, 2021

Michael D. Porcelain
President and Chief Operating Officer
Comtech Telecommunications Corp.
68 South Service Road, Suite 230
Melville, New York 11747

> **Re: COMTECH TELECOMMUNICATIONS CORP /DE/**
> **Registration Statement on Form S-3**
> **Filed March 3, 2021**
> **File No. 333-253827**

Dear Mr. Porcelain:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Beverly Singleton at (202) 551-3328 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing